Exhibit 99.2

PRESS RELEASE

Sanofi Extends Collaboration with Medicines for Malaria Venture to Fight One of the World’s

Deadliest Parasitic Diseases

- R&D collaboration to deliver a new single, fixed-dose combination therapy, significantly increasing the potential to treat patients in endemic countries -

Paris, July 8, 2015 - Sanofi announced today that the company will extend its collaboration with Medicines for Malaria Venture (MMV) to jointly develop a new single, fixed-dose combination therapy for malaria, the deadliest parasitic disease in the world. The announcement of the collaboration extension comes as Sanofi is preparing to participate in the Infectious Diseases World Summit 2015 in Boston.

The collaboration began a three-year research project agreement in May 2011 to develop drug candidates from Sanofi’s compounds selected for their potential activity against malaria parasites. At each stage, the project has been evaluated by a joint Sanofi/MMV steering committee applying MMV’s criteria for compound progression.

The collaboration has today yielded two potential treatments, OZ439/Piperaquine and OZ439/Ferroquine, each of which is a single, fixed-dose combination therapy independent of artemisin. Extension of this collaboration will allow phase 2b trials for OZ439/Ferroquine to begin this summer. OZ439/Piperaquine is currently in a phase 2b clinical trial. At the end of phase 2b, the Joint Steering Committee will determine if either of the two combinations meet the criteria for advancement to phase 3 trials.

“Sanofi has a deep commitment and long history of addressing public health threats like malaria.  As resistance increases to current antimalarial therapies, it is critical that we innovate to improve the efficacy and convenience of antimalarial treatment,” said Gary Nabel, Chief Scientific Officer, Sanofi. “By joining the fight against infectious diseases around the world and extending the successful collaboration with MMV, we aim to stay one step ahead of this ever-changing threat and work together toward the eradication of malaria.”

Critical unmet needs exist in malaria treatment as resistance to currently used artemisinin—based combination therapies (ACT) has been increasing in Southeast Asia(1) and has created a growing concern that drug resistance could spread to Africa, where about 90 percent of the estimated 584,000 annual deaths from malaria occur.(2)

In addition to addressing growing treatment resistance, artemisinin-independent therapies could greatly increase healthcare professionals’ ability to access and treat patients in endemic countries where compliance is a key concern. The new combination therapies would be administered in a single-dose, representing an improvement in administration over the three-day courses used for ACT therapies. The efficacy of these single-dose administrations will be evaluated and compared to ACT existing treatments.

References

(1)         Science Report 2009. MMV Annual Report 2009. Annual Report May 2010.

(2)         World Health Organization. Malaria Fact Sheet No 94. Updated April 2014. Available at:  http://www.who.int/mediacentre/factsheets/fs094/en/. Accessed April 9, 2015.

About Malaria

Malaria is a parasitic disease, transmitted among humans via the intermediary of the Anopheles mosquito. Malaria causes attacks of fever and various other disorders. The parasite, known as Plasmodium, colonizes and destroys red blood cells. It is the destruction of the latter that leads to malaria attacks, the symptoms of which are: sudden appearance of fever, fatigue, headaches, shivering, vomiting, etc. Malaria attacks can sometimes become severe, leading to serious anemia, convulsions, coma, and even death. It is estimated that malaria causes more than 584,000 deaths a year, of which over 90 percent are in Africa, and 85 percent are in children under five years of age. Most of these deaths are due to lack of access to effective antimalarial treatment and erratic patient compliance.

About Infectious Diseases World Summit 2015

The Infectious Diseases World Summit on July 8-10, 2015 in Boston, MA provides a platform for leaders to receive a comprehensive and wide-reaching perspective on issues, challenges, and advances in the field. The Summit is comprised of the three conferences: 13th Vaccines Research & Development Conference, 4th Influenza Research & Development Conference and the 12th Anti-Infectives Partnering & Deal-Making Conference. The forum will address the repeated challenges in areas such as pricing and reimbursement, regulatory, and the discovery of novel antibiotics in the field of infectious diseases. This Summit seeks to highlight all stages of infectious diseases, from research and novel therapeutics, to commercialization aspects and market activity. Colleagues from academia, industry, and government will gather at the interface of infectious diseases drug development to address current issues and find solutions to move the field forward.

About Medicines for Malaria Venture

Medicines for Malaria Venture (MMV) is a leading product development partnership (PDP) in the field of antimalarial drug research and development working towards the vision of a malaria-free world. Its mission is to reduce the burden of malaria in disease-endemic countries by discovering, developing and facilitating delivery of new, effective and affordable antimalarial drugs. Since its foundation in 1999, MMV has developed and brought to registration four new medicines with partners from over 300 pharmaceutical, academic and endemic-country partners in more than 50 countries. With its partners MMV manages the largest portfolio of antimalarial R&D projects ever assembled, encompassing over 65 projects.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Corporate Media Relations Laurence Bollack Tel. : +33 (0) 1 53 77 46 46 mr@sanofi.com	Sanofi Investor Relations Sébastien Martel Tel.: + 33 (0) 1 53 77 45 45 ir@sanofi.com

Sanofi Global R&D Communications Amy BA, Ph.D. Tel: +1 (617) 665-4851 amy.ba@sanofi.com